Mail Stop 4561

February 4, 2010

Jonathan J. Rubinstein
Chairman and Chief Executive Officer
Palm, Inc.
950 West Maude Avenue
Sunnyvale, CA 94085

Re: Palm, Inc.
Form 10-K for the Fiscal Year Ended May 29, 2009
Form 10-Q for the Quarterly Period Ended August 28, 2009
File No. 000-29597

Dear Mr. Rubinstein:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 29, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Asset Impairment, page 42

1. You disclose that goodwill is reviewed for impairment by applying a fair-value-based test at the reporting unit level within your single reporting segment. In the interest of providing readers with a better insight into management's

considerations and judgments in accounting for goodwill, please refer to Section V of SEC Interpretive Release 33-8350 and tell us how you considered disclosure of the following:

- the valuation methodology used to determine reporting unit and goodwill valuation;
- how you considered enterprise value in your step one testing in light of the company's negative equity value and capital structure;
- if multiple valuation approaches are used, include sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses;
- if multiple valuation approaches are used, how you assign weight to each of the methods used including the basis for that weighting;
- a description of the key assumptions used and how the key assumptions were determined; and
- how the assumptions and methodologies used for evaluating goodwill impairment in the current year have changed since the prior year highlighting the impact of any changes.

Results of Operations, page 47

2.   We note your disclosure on page 40 that management reviews supply availability, unit shipments, average selling prices and channel inventory levels in evaluating revenue streams. In your earnings conference calls you provide information regarding sell-through, but in your Forms 10-K and 10-Q you only provide the number of units shipped. Please tell us how you consider disclosure of key performance indicators related to supply availability and channel inventory levels, including any trends you have experienced in these indicators, and the underlying reasons for such trends. Refer to Item 303(a) of Regulation S-K and Sections III(B) and IV of SEC Release 33-8350.

Consolidated Financial Statements

Consolidated Statements of Operations, page 71

3.   We note your additional disclosure of share-based compensation on the face of the Consolidated Statements of Operations which includes a total of share-based compensation. Pursuant to paragraph F of SAB 107, the Staff believes that disclosure regarding the amount of expense related to share-based payment arrangements might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A. The guidance in SAB 107, however, does

not provide for a reconciliation of the share-based compensation expense on the face of the income statement that includes a total of the share-based compensation. Tell us how you considered the guidance in SAB 107 in your current disclosures and tell us how you intend to comply with such guidance in your future filings. In addition, see the Division of Corporation Finance's "Current Accounting and Disclosure Issues" (Updated 11/30/06), Section I.B.2.

Form 10-Q for the Quarterly Period Ended August 28, 2009

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 6. Cash and Available-for-Sale and Restricted Investments and Non-Current Auction Rate Securities, page 11

4.   We note that all losses on your non-current auction rate securities have been determined to be other-than-temporary and attributable only to credit loss and not to other factors. For your investments within the scope of FSP FAS 115-2 and FAS 124-2, please tell us how you considered the guidance in paragraphs 22 – 26 of the FSP in arriving at your determination that all of the losses, including previously recognized other-than-temporary impairments, on these investments were credit-related. In your response please address the following for each security:

- whether the company continues to receive interest payments timely;
- whether the company's cash flow projections include expectations regarding lack of receipt of future interest and/or principal payments and if so, the basis for this assumption;
- how the company considered the lack of liquidity in the ARS market due to the failed auctions, including how this was considered in determining the estimated market-required rate of return;
- whether the security is considered to be investment grade;
- whether there have been any changes to the rating of the security by a rating agency and if so, when the changes occurred;
- how you considered the performance indicators of the underlying collateral of the security as described in paragraph 42 of the FSP; and
- whether the company intends to sell the security or whether it is more likely than not the company will be required to sell the security before the recovery of its amortized cost basis.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have any questions regarding these comments. If you need further assistance, you may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief